AMENDMENT TO THE AMENDED AND RESTATED

INVESTMENT MANAGEMENT AGREEMENT

This Amendment dated as of June 1, 2020, is to the Amended and Restated Investment Management Agreement made as of the 29th day of December, 2017 (the “Agreement”) by and between FRANKLIN ADVISERS, INC., (hereinafter referred to as the “Manager”), and TEMPLETON INCOME TRUST (hereinafter referred to as the “Trust”), on behalf of the Templeton Emerging Markets Bond Fund (hereinafter referred to as the “Fund”).

WITNESSETH:

WHEREAS, both the Manager and the Trust wish to amend Paragraph 5 of the Agreement; and

WHEREAS, the Board of Trustees of the Trust, including a majority of the Independent Trustees of the Trust, approved the following amendment at a meeting called for such purpose on May 13, 2020.

NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree that Paragraph (5) of the Agreement is removed and replaced with the following:

(5)      The Fund agrees to pay to the Manager a monthly fee in dollars at an annual rate of the daily net assets of the Fund, as listed below, during the month preceding each payment, payable at the end of each calendar month:

                                    0.85%, up to and including $500 million

                                    0.80%, over $500 million, up to and including $1 billion

                                    0.75%, over $1 billion.

           The Manager may waive all or a portion of its fees provided for hereunder and such waiver shall be treated as a reduction in purchase price of its services.  The Manager shall be contractually bound hereunder by the terms of any publicly announced waiver of its fee, or any limitation of the Fund’s expenses, as if such waiver or limitation were fully set forth herein.

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of the date set forth above.

                                                FRANKLIN ADVISERS, INC.

                                                By: /s/EDWARD D. PERKS

                                                      Edward D. Perks

                                                      President

TEMPLETON INCOME TRUST, on behalf of the
Templeton Emerging Markets Bond Fund

                                                By:  /s/MICHAEL HASENSTAB, PHD

                                                      Michael Hasenstab, Ph.D.

                                                      President and Chief Executive Officer – Investment Management